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03024041

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME MCK Mining Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED JUN 30 2003 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3938 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 6/25/03

82-3938

AR/S
1-31-03

MCK MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 31, 2003

MCK MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 31, 2003

INDEX	**PAGE**



McGovern, Hurley, Cunningham, LLP
Chartered Accountants

AUDITORS' REPORT

To the Shareholders of
MCK MINING CORP.

We have audited the consolidated balance sheet of MCK Mining Corp. as at January 31, 2003 and the consolidated statements of loss and deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2003 and the results of its operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The comparative consolidated financial statements for the year ended January 31, 2002 were audited by another firm of Chartered Accountants who expressed an opinion without reservation dated April 23, 2002.

McGOVERN, HURLEY, CUNNINGHAM, LLP

McGovern, Hurley, Cunningham, LLP

Chartered Accountants

TORONTO, Canada
May 23, 2003

2005 Sheppard Avenue East, Suite 503, Toronto, Ontario, Canada, M2J 5B4
Telephone: (416) 496-1234 – Fax: (416) 496-0125 – E-Mail: info@mhc-ca.com – Website: www.mhc-ca.com

MCK MINING CORP.
CONSOLIDATED BALANCE SHEETS
AS AT JANUARY 31

	2003 $	2002 $
ASSETS		
CURRENT		
Cash and short-term deposits (Note 3)	216,723	132,708
Amounts receivable	4,075	5,019
	220,798	137,727
RESOURCE PROPERTIES (Note 4)	2,287,766	2,137,334
	2,508,564	2,275,061
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	19,020	37,911
Due to director (Note 6)	28,916	28,916
	47,936	66,827
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 5)	11,574,873	11,074,873
CONTRIBUTED SURPLUS	807,888	807,888
(DEFICIT)	(9,922,133)	(9,674,527)
	2,460,628	2,208,234
	2,508,564	2,275,061

APPROVED ON BEHALF OF THE BOARD:

Signed "STEPHEN CASE", Director

Signed "R.A. DUJARDIN", Director

See accompanying notes to the consolidated financial statements.

MCK MINING CORP.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

FOR THE YEARS ENDED JANUARY 31

	2003 $	2002 $
REVENUE		
Interest income	-	547
EXPENSES		
General and administrative	247,606	265,691
NET LOSS FOR THE YEAR	(247,606)	(265,144)
DEFICIT, beginning of year	(9,674,527)	(9,409,383)
DEFICIT, end of year	(9,922,133)	(9,674,527)
NET LOSS PER SHARE (Note 8)	(0.01)	(0.01)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	18,313,041	16,676,968
SUPPLEMENTAL INFORMATION:		
Interest paid	-	-
Income taxes paid	-	-

See accompanying notes to the consolidated financial statements.

MCK MINING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED

	2003 $	2002 $
CASH FLOWS (USED IN) OPERATING ACTIVITIES		
Net (loss) for the year	(247,606)	(265,144)
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease (increase) in amounts receivable	944	(999)
(Decrease) in accounts payable and accrued liabilities	(18,891)	(24,842)
Cash flows (used in) operating activities	(265,553)	(290,985)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of share capital	500,000	600,000
CASH FLOWS (USED IN) INVESTING ACTIVITIES		
Resource properties and related expenditures	(150,432)	(240,320)
Increase in cash and short-term deposits	84,015	68,695
Cash and short-term deposits, beginning of year	132,708	64,013
Cash and short-term deposits, end of year (Note 3)	216,723	132,708

See accompanying notes to the consolidated financial statements.

1. NATURE OF BUSINESS

The Company was incorporated under the laws of Ontario. The Company's business consists of acquiring, exploring and developing mineral and natural resource properties. The Company has not yet determined whether its property contains reserves that are economically recoverable. The recoverability of the amount shown for the mineral property is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development, and the future profitable production or proceeds from disposition of such property.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles and their basis of application is consistent with that of the previous year. Outlined below are those policies considered particularly significant.

Joint Venture Consolidation

The Company's interest in the Resource Properties is held through a joint venture, which has been accounted for using the proportionate consolidation method.

Resource Properties

Costs relating to the acquisition, exploration and development of resource properties, which are held by the Company, are capitalized until such time as either economically recoverable reserves are established, sold or abandoned. The ultimate recovery of these costs depends on the discovery and development of economic ore reserves or the sale of the properties or the mineral rights. The amounts shown for resource properties do not necessarily reflect present or future values.

These costs will be amortized against income if the property is brought into commercial production or charged to income if the property is, or is to be, abandoned or disposed of.

The Company reviews its resource properties on an annual basis to determine if events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The recoverability of costs incurred on the resource properties is dependent upon numerous factors including exploration results, environmental risks, commodity risks, political risks, and the Company's ability to attain profitable production. In reviewing its resource properties, the Company estimates the future cash flows expected to result from each asset and its eventual disposition. If the sum of the undiscounted, expected future cash flow is less than the carrying value of the asset, an impairment loss is recognized. It is reasonably possible, based on existing knowledge, that changes in future conditions in the near-term could require a change in the determination of the need for and amount of any write down.

Environmental Expenditures

The Company has properties that must comply with environmental regulations and laws. Expenditures for current operations are expensed or capitalized, as appropriate. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated.

Financial Instruments

It is management's opinion that the company is not exposed to any significant interest rate or credit risks arising from its financial instruments. The fair value of short-term financial instruments approximates the carrying value.

Continued...

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign Currency Translation

Balances and transactions of the Company denominated in foreign currencies are translated into Canadian dollars as follows:

(i) monetary assets and liabilities at period end rates;
(ii) all other assets and liabilities at historical rates; and
(iii) revenue and expense transactions at the average rate of exchange prevailing during the period.

Exchange gains or losses arising on these translations are reflected in income in the period incurred.

Stock-Based Compensation Plan

Effective January 1, 2002, the Company adopted the recommendations of CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These recommendations require that compensation for all awards made to non-employees and certain awards made to employees be measured and recorded in the financial statements at fair value. This Section also sets out a fair value based method of accounting for stock options issued to employees and applies to awards granted on or after January 1, 2002.

The Company, as permitted by Section 3870, has chosen to continue its existing policy of recording no compensation cost on the grant of stock options to employees. Any consideration paid by employees on exercise of stock options is credited to capital stock. This plan is described in Notes 5(c) and 5(e). These financial statements omit the effect of stock options granted before January 1, 2002.

Use of Estimates

Preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

Per Share Amounts

Basic earnings per common share amounts are computed by dividing earnings from operations by the weighted average number of common shares outstanding for the period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.

Exercise of the outstanding stock options would be antidilutive.

Income Taxes

The asset and liability method is used for determining income taxes. Under this method, future tax assets and liabilities are recognized for the estimated tax recoverable or payable, which would arise if assets and liabilities were recovered and settled at the financial statement carrying amounts. Future tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Changes to these balances are recognized in income in the period which they occur

Flow-Through Shares

The Company has financed a portion of its exploration activities through the issue of flow-through common shares. The exploration expenditures funded by flow-through shares are renounced by the Company in favour of the investors. Proceeds from flow-through common shares issued are allocated to stated capital.

Continued...

3. CASH AND SHORT-TERM DEPOSITS

The Company's short-term deposits are comprised of a banker's acceptance of $184,624 (2002 - $99,842) with a 34-day maturity and interest at 2.25%.

4. RESOURCE PROPERTIES

	2003 $	2002 $
Canada		
Martison Lake Project, near Hearst, Ontario		
Acquisition costs	54,298	54,298
Deferred exploration expenditures	2,233,468	2,083,036
	2,287,766	2,137,334

During the 2000 fiscal year, the Company acquired a 50% interest in the Martison Lake Project (the "Property") by incurring cumulative exploration and development expenditures of $1,334,000 on the Property. The Company's interest is subject to a 1% net sales returns ("NSR") royalty, a production royalty of $0.40 per tonne of phosphate concentrate and a 2% NSR royalty from non-phosphate-related products.

Pursuant to a joint venture agreement, Baltic Resources Inc. ("Baltic"), and the Company shall have a one-time right to acquire the 1% NSR royalty, prior to commencement of commercial production, for $3,000,000. The holder of the 1% NSR royalty may elect, in his sole discretion, to have the Company or Baltic's pro rata payment made in cash or shares, provided that if regulatory approval to any share issue elected by the holder is not obtained within a reasonable time after the party has used its best efforts to obtain the same, the holder must accept the pro rata payment in cash.

5. SHARE CAPITAL

(a) Authorized

The authorized share capital is as follows:

Unlimited number of common shares - one vote per share.
Unlimited number of non-voting special shares.

The non-voting special shares may be issued in series with rights and privileges to be determined by the directors.

(b) Issued

	Common Shares \#	Amount $
Balance, January 31, 2001	15,139,525	10,474,873
Issued pursuant to private placements	1,416,667	375,000
Flow-through shares issued	1,000,000	225,000
Balance, January 31, 2002	17,556,192	11,074,873
Issued pursuant to private placements	1,250,000	500,000
Balance, January 31, 2003	18,806,192	11,574,873

Continued...

5. **SHARE CAPITAL** (Continued)

(c) Directors', Officers' and Employees' Stock Options

The Company has a stock option plan (the "Plan") for directors, officers, and key employees. The number of common shares subject to options under the Plan is limited to 1,800,000 common shares.

The continuity of the granted and exercisable options for the fiscal year is as follows:

	Options	Weighted Average Exercise Price
	#	$
Balance, beginning of year	1,725,000	0.57
Granted	350,000	0.50
Expired	(600,000)	(0.44)
Balance, end of year	1,475,000	0.60

The Company has the following directors', officers' and employees' stock options outstanding as at January 31, 2003:

Outstanding	Exercise Price	Expiry Date
#	$	
300,000	0.35	March 13, 2003
100,000	0.60	May 4, 2003
50,000	0.50	August 27, 2003
200,000	0.70	March 25, 2004
475,000	0.80	May 11, 2004
350,000	0.50	June 14, 2007
1,475,000		

(d) Share Purchase Warrants

There were no share purchase warrants outstanding at the end of the year

	2003	2002
	$	$
Balance, beginning of year	3,081,667	3,390,000
Issued	-	2,041,667
Expired	(3,081,667)	(2,350,000)
Balance, end of year	-	3,081,667

Continued...

5. CAPITAL STOCK (Continued)

(e) Stock-Based Compensation

The Company does not record compensation cost on the grant of stock options to employees, as described in Note 2. Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for awards under the plan for options awarded on or after February 1, 2002, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

		January 31, 2003
		$
Net (loss)	As reported	(247,606)
	Pro forma	(295,206)
Basic (loss) per share	As reported	(0.01)
	Pro forma	(0.02)

The weighted average grant date fair value of options granted during the year ended January 31, 2003, amounted to $0.14 per option. The fair value of each option granted was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

Risk-free interest rate	4.0%
Expected life	5 years
Expected volatility in the market price of the shares	76%
Expected dividend yield	0%

6. DUE TO DIRECTOR

The amount due to director is unsecured, non-interest bearing with no specific terms of repayment.

7. RELATED PARTY TRANSACTIONS

(a) The Company paid professional consulting fees to a director for services rendered on the Martison Lake Project of $Nil (2002 - $25,800) and $9,425 (2002 - Nil) for general exploration consulting. The Martison Lake joint venture paid the same director professional consulting fees of $3,900 (2002 - $5,200).

(b) The Company incurred director's fees to one of its directors in the amount of $16,000 (2002 - $16,000), of which $8,000 remains unpaid.

(c) The Company paid management fees to the president, who is a director of the Company, in the amount of $120,000 (2002 -$120,000).

These transactions are in the normal course of operations and are measured at the exchange value being the amount of consideration established and agreed to by the related parties.

Continued...

8. LOSS PER SHARE

The existence of stock options and warrants affects the calculation of loss per share on a fully diluted basis. As the effect of the dilution is to reduce the reported loss per share, the fully diluted loss per share has not been presented.

9. INCOME TAXES

The Company utilizes the asset and liability method of accounting for income taxes. This method requires that accumulated tax balances be adjusted to reflect changes in tax rates

Year-end future income taxes consist of the following temporary differences:

	2003	2002
	$	$
Future income tax assets:		
Non-capital loss carry forwards and other temporary differences	150,529	244,595
Mining exploration and development allowance	1,773,015	1,419,819
Valuation allowance	(1,923,544)	(1,664,414)
	-	-

The Company has approximately $4,591,000 in Canadian exploration and development expenditures and approximately $1,193,000 in foreign exploration and development expenses that can be applied against future income for tax purposes.

The Company's provision for income taxes is comprised as follows:

	2003	2002
	$	$
Net loss from operations:	247,606	265,144
Combined federal and provincial tax rate	38.62%	40.62%
Tax benefit calculated at statutory rates	(95,625)	(107,701)
Change in taxes resulting from:		
Tax rate change	99,618	104,703
Change in valuation allowance	259,130	(141,498)
Change in future tax benefits	(263,123)	144,496
	-	-

The Company has capital losses of approximately $6,341,000, which can be used to reduce future capital gains

The Company has provided a full valuation allowance against future income tax assets at January 31, 2003 due to uncertainties as to the Company's ability to utilize its non-capital losses. The non-capital loss carry forwards in the amount of $370,000 expire as follows:

Year	Amount
	$
2004	126,000
2005	83,000
2006	89,000
2007	6,000
2008	23,000
2009	21,000
2010	22,000
	370,000